UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 April 2019

Release Number	09/19

BHP OPERATIONAL REVIEW FOR THE NINE MONTHS ENDED 31 MARCH 2019

•

Production guidance for the 2019 financial year remains unchanged for petroleum, copper, metallurgical coal and energy coal. Iron ore production guidance decreased to between 265 and 270 Mt (100% basis), reflecting impacts of Tropical Cyclone Veronica.

•	Group copper equivalent production(1) was broadly unchanged over the nine months ended March 2019, with volumes for the full year also expected to be in line with last year.

•

Full year unit costs for Petroleum, Escondida and Queensland Coal are expected to be in line with guidance(2). Unit costs for Western Australia Iron Ore are now expected to be below US$15 per tonne(2), reflecting impacts of Tropical Cyclone Veronica. Unit costs for New South Wales Energy Coal are now expected to be approximately US$51 per tonne(2), following changes to the mine plan.

•	All major projects under development are tracking to plan.

•

In Petroleum, the Atlantis Phase 3 project in the US Gulf of Mexico was approved and the Bélé-1 exploration well in Trinidad and Tobago encountered hydrocarbons (drilling still in progress) during the quarter.

Production	Mar YTD19 (vs Mar YTD18)	Mar Q19 (vs Dec Q18)	Mar Q19 commentary
Petroleum (MMboe)(1)	92 (0%)	29 (-5%)	Lower seasonal gas sales at Bass Strait partially offset by higher Trinidad and Tobago volumes following maintenance in the previous quarter.
Copper (kt)	1,245 (-3%)	420 (+1%)	Increased production from Olympic Dam as surface operations returned to full capacity following acid plant outage in August 2018, offset by impact of expected lower copper grades at Escondida.
Iron ore (Mt)	175 (0%)	56 (-3%)	Volumes at Western Australia Iron Ore (WAIO) reflected the impact of Tropical Cyclone Veronica.
Metallurgical coal (Mt)	31 (0%)	10 (-4%)	A solid underlying operating performance at Queensland Coal was offset by the impacts of wet weather.
Energy coal (Mt)	20 (0%)	7 (+1%)	Increased production at New South Wales Energy Coal (NSWEC) was offset by the impact of adverse weather at Cerrejón.

BHP Chief Executive Officer, Andrew Mackenzie, said: “During the March 2019 quarter, we had a strong operational performance despite weather impacts across Australia and Chile. We approved Atlantis Phase 3 and now have five major projects under development. Those projects, our work on transformation, technology and culture, and our successful petroleum and copper exploration and appraisal programs will grow value and returns for years to come.”

BHP Operational Review for the nine months ended 31 March 2019	1

Summary

Operational performance

Production and guidance are summarised below.

Production	Mar YTD19	Mar Q19	Mar YTD19 vs Mar YTD18	Mar Q19 vs Mar Q18	Mar Q19 vs Dec Q18	Previous FY19 guidance	Current FY19 guidance
Petroleum (MMboe)	92	29	0%	3%	(5%)	113 - 118	113 - 118	Upper end of range
Copper (kt)	1,245	420	(3%)	(8%)	1%	1,645 - 1,740	1,645 - 1,740	Unchanged
Escondida	848	268	(6%)	(15%)	(6%)	1,120 - 1,180	1,120 - 1,180	Lower end of range
Other copper(i)	397	152	1%	7%	15%	525 - 560	525 - 560	Olympic Dam: Lower end of range
Iron ore(ii) (Mt)	175	56	0%	(3%)	(3%)	241 - 250	235 - 239	Lowered due to Tropical Cyclone Veronica
WAIO (100% basis)	198	64	(2%)	(5%)	(3%)	273 - 283	265 - 270	As above
Metallurgical coal (Mt)	31	10	0%	(5%)	(4%)	43 - 46	43 - 46	Unchanged
Queensland Coal (100% basis)	54	17	(1%)	(5%)	(3%)	75 - 81	75 - 81	Unchanged
Energy coal (Mt)	20	7	0%	11%	1%	28 - 29	28 - 29	Unchanged
NSWEC	13	5	5%	24%	6%	18 - 19	18 - 19	Unchanged
Cerrejón	7	2	(8%)	(10%)	(7%)	10	10	Unchanged

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(ii)

Increase in BHP’s share of volumes reflects the expiry of the Wheelarra Joint Venture sublease in March 2018, with control of the sublease area reverted to the Jimblebar Joint Venture, which is accounted for on a consolidated basis with minority interest adjustments.

Major development projects

During the March 2019 quarter, the BHP Board approved US$696 million (BHP share) in capital expenditure for the Atlantis Phase 3 project in the US Gulf of Mexico.

At the end of March 2019, BHP had five major projects under development in petroleum, copper, iron ore and potash, with a combined budget of US$11.1 billion over the life of the projects.

Petroleum

Production

	Mar YTD19	Mar Q19	Mar YTD19 vs Mar YTD18	Mar Q19 vs Mar Q18	Mar Q19 vs Dec Q18
Crude oil, condensate and natural gas liquids (MMboe)	42	13	(5%)	(5%)	(9%)
Natural gas (bcf)	299	93	4%	12%	(1%)
Total petroleum production (MMboe)	92	29	0%	3%	(5%)

Petroleum - Total petroleum production was flat at 92 MMboe. Guidance for the 2019 financial year remains unchanged at between 113 and 118 MMboe, with volumes expected to be towards the upper end of the guidance range.

Crude oil, condensate and natural gas liquids production decreased by five per cent to 42 MMboe due to natural field decline across the portfolio and a 70 day planned dry dock maintenance program at Pyrenees completed during the September 2018 quarter. This decline was partially offset by higher uptimes at our Gulf of Mexico assets and stronger field performance in Atlantis.

Natural gas production increased by four per cent to 299 bcf, reflecting increased tax barrels at Trinidad and Tobago in accordance with the terms of our Production Sharing Contract and higher uptime at North West Shelf. This was partially offset by planned maintenance at Trinidad and Tobago in the December 2018 quarter, the impact of Tropical Cyclone Veronica and natural field decline across the portfolio.

BHP Operational Review for the nine months ended 31 March 2019	2

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 46% complete.

Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	696	CY20	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day.	Project approved on 13 February 2019.

On 13 February 2019, the BHP Board approved the development of the Atlantis Phase 3 project in the US Gulf of Mexico. The project includes a subsea tie back of eight new production wells and is expected to increase production by an estimated 38 Mboe/d (100 per cent basis) at its peak. This decision follows sanction by BP (the operator).

The Bass Strait West Barracouta project is tracking to plan and study work continues on the Ruby project in Trinidad and Tobago with an investment decision expected during the 2019 calendar year.

Petroleum exploration

Exploration and appraisal wells drilled during the March 2019 quarter are summarised below.

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status
Trion-2DEL	Mexico Block AE-0093	Oil	Eocene	60% (BHP Operator)	15 November 2018	2,379 m	4,659 m	Hydrocarbons encountered; Plugged and abandoned
Trion-2DEL ST01	Mexico Block AE-0093	Oil	Eocene	60% (BHP Operator)	4 January 2019	2,379 m	5,002 m	Hydrocarbons encountered; Plugged and abandoned
Bélé-1	Trinidad & Tobago Block 23(a)	Gas	Pliocene	70% (BHP Operator)	2 March 2019	2,102 m	3,693 m	Hydrocarbons encountered; Drilling ahead

In Mexico, we spud the Trion-2DEL appraisal well in November 2018 and encountered oil in line with expectations. This was followed by a downdip sidetrack which encountered oil and water, as predicted, further appraising the field and delineating the resource. Following the recent encouraging results in the Trion block, an additional appraisal well (3DEL), to further delineate the scale and characterisation of the resource, has been approved and is expected to be drilled in the second half of the 2019 calendar year.

The Deepwater Invictus rig mobilised to Trinidad and Tobago for Phase 3 of our deepwater drilling campaign. This includes three wells testing three prospects in our Northern licences around the Bongos discovery. Bélé-1, the first of these wells, was spud on 2 March 2019 and encountered hydrocarbons. Drilling is still in progress and our assessment is ongoing.

In the US Gulf of Mexico, following the Samurai-2 discovery in 2018, Murphy, the Operator, has commenced pre-FEED activities. In the Western US Gulf of Mexico, our Ocean Bottom Node(3) seismic acquisition survey and node recovery has been completed. This will be incorporated into our ongoing analysis which we will continue to progress over the next 24 months.

Petroleum exploration expenditure for the nine months ended March 2019 was US$438 million, of which US$215 million was expensed. A US$750 million exploration and appraisal program is being executed for the 2019 financial year.

BHP Operational Review for the nine months ended 31 March 2019	3

Copper

Production

	Mar YTD19	Mar Q19	Mar YTD19 vs Mar YTD18	Mar Q19 vs Mar Q18	Mar Q19 vs Dec Q18
Copper (kt)	1,245	420	(3%)	(8%)	1%
Zinc (t)	75,643	20,848	(10%)	(18%)	(14%)
Uranium (t)	2,590	1,106	16%	(1%)	19%

Copper – Total copper production decreased by three per cent to 1,245 kt. Guidance for the 2019 financial year remains unchanged at between 1,645 and 1,740 kt.

Escondida copper production decreased by six per cent to 848 kt as expected lower copper grades were partly offset by record concentrator throughput. Production guidance remains unchanged at between 1,120 and 1,180 kt for the 2019 financial year, with volumes expected to be towards the lower end of the range.

Pampa Norte copper production decreased by 11 per cent to 172 kt and reflects planned maintenance and a production outage at Spence following a fire at the electro-winning plant in September 2018, and the impact of heavy rainfall in northern Chile in February 2019 at both Spence and Cerro Colorado. This was partially offset by record ore milled at both operations after implementing maintenance improvement initiatives. Production guidance at Spence and Cerro Colorado remains unchanged for the 2019 financial year, at between 160 and 175 kt and 60 and 70 kt respectively.

Olympic Dam copper production increased by 22 per cent to 115 kt as a result of the major smelter maintenance campaign in the prior period, which was partially offset by an unplanned acid plant outage in August 2018. Following completion of the acid plant remediation works, surface operations ramped up between October 2018 and February 2019. Production guidance remains unchanged at between 170 and 180 kt for the 2019 financial year, with volumes expected to be towards the lower end of the guidance range.

Antamina copper production increased by five per cent to 110 kt due to higher head grades. Production guidance for the 2019 financial year remains unchanged at approximately 135 kt for copper and approximately 85 kt for zinc.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Spence Growth Option (Chile) 100%	2,460	FY21	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	On schedule and budget. The overall project is 47% complete.

BHP Operational Review for the nine months ended 31 March 2019	4

Iron Ore

Production

	Mar YTD19	Mar Q19	Mar YTD19 vs Mar YTD18	Mar Q19 vs Mar Q18	Mar Q19 vs Dec Q18
Iron ore (kt)	175,343	56,117	0%	(3%)	(3%)

Iron ore – Total iron ore production was broadly unchanged at 175 Mt (198 Mt on a 100 per cent basis). Production guidance for the 2019 financial year has been reduced to between 235 and 239 Mt, or 265 and 270 Mt on a 100 per cent basis, reflecting a 6 to 8 Mt impact from Tropical Cyclone Veronica. As a result, full year unit costs are now expected to be below US$15 per tonne, an increase from previous guidance of less than US$14 per tonne, due to the lower volumes, direct costs of remediation, increased demurrage, rehandle to manage stockyards and opportune maintenance at the mines during port downtime. In addition, private royalties are also expected to be higher as a function of higher iron ore prices.

At WAIO, volumes reflected record production at Jimblebar and the impact from the Mt Whaleback fire in the prior period. This was offset by the impacts of planned maintenance in the September 2018 quarter, a train derailment on

5 November 2018 and Tropical Cyclone Veronica in March 2019. While our facilities did not sustain major damage as a result of the cyclone, the port ramp up was slowed by localised flooding, processing wet material and equipment assessments.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
South Flank (Australia) 85%	3,061	CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	On schedule and budget. The overall project is 29% complete.

BHP Operational Review for the nine months ended 31 March 2019	5

Coal

Production

	Mar YTD19	Mar Q19	Mar YTD19 vs Mar YTD18	Mar Q19 vs Mar Q18	Mar Q19 vs Dec Q18
Metallurgical coal (kt)	30,507	9,877	0%	(5%)	(4%)
Energy coal (kt)	20,058	6,751	0%	11%	1%

Metallurgical coal – Metallurgical coal production was broadly flat at 31 Mt (54 Mt on a 100 per cent basis). Guidance for the 2019 financial year remains unchanged at between 43 and 46 Mt (75 and 81 Mt on a 100 per cent basis).

At Queensland Coal, increased yields at South Walker Creek and higher wash-plant throughput at Poitrel following the purchase of the Red Mountain processing facility supported record production at BMC. Despite record stripping, BMA’s production decreased slightly due to the scheduled longwall move at Broadmeadow in the December 2018 quarter and unfavourable weather impacts in the March 2019 quarter.

On 27 March 2019, BMA completed the sale of the Gregory Crinum Mine to Sojitz Corporation.

Energy coal – Energy coal production was broadly flat at 20 Mt. Guidance for the 2019 financial year remains unchanged at approximately 28 to 29 Mt.

New South Wales Energy Coal production increased five per cent supported by record stripping performance. Production guidance remains unchanged at between 18 and 19 Mt for the 2019 financial year. However, following optimisation of the mine plan through the construction of Multiple Elevated Roadways (MERs) which will reduce future cycle times, the focus on higher quality products and challenges with labour hire attraction and retention, unit costs for New South Wales Energy Coal are now expected to be approximately US$51 per tonne, an increase from previous guidance of between US$43 and US$48 per tonne. Ongoing labour hire challenges are being addressed, including through the initial deployment of BHP Operations Services in the June 2019 quarter.

Cerrejón production decreased by eight per cent due to adverse weather and its impacts on mine sequencing. Production guidance remains unchanged at approximately 10 Mt for the 2019 financial year.

Other

Nickel production

	Mar YTD19	Mar Q19	Mar YTD19 vs Mar YTD18	Mar Q19 vs Mar Q18	Mar Q19 vs Dec Q18
Nickel (kt)	58.7	19.2	(13%)	(9%)	6%

Nickel – Nickel West production decreased by 13 per cent to 59 kt as operations were suspended following a fire at the Kalgoorlie smelter in September 2018. The smelter returned to operation on 1 October 2018, with final repairs and ramp up completed in the March 2019 quarter. Production guidance for the 2019 financial year remains unchanged and is expected to be broadly in line with the 2018 financial year.

Potash project

Project and ownership	Investment US$M	Scope	Progress

Jansen Potash (Canada) 100%	2,700	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 83% complete and within the approved budget. The main activity for the quarter remained centred on removing the boring equipment from both shafts.

BHP Operational Review for the nine months ended 31 March 2019	6

Minerals exploration

Minerals exploration expenditure for the nine months ended March 2019 was US$122 million, of which US$84 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Peru, Canada, South Australia and the South-West United States.

During March 2019, BHP signed a non-binding letter of intent with Luminex for an earn-in and joint venture agreement on Luminex’s Tarqui 1 and 2 mining concessions in Ecuador. Negotiations to complete a binding agreement will be undertaken over the next two months.

On 15 April 2019, BHP secured a five per cent interest in Midland Exploration Inc., which has copper exploration tenements in Canada.

Following identification in November 2018 of a potential iron oxide, copper and gold (IOCG) mineralised system at Oak Dam, 65 kilometres to the south east of Olympic Dam, BHP has commenced a further drilling program to define the extent of mineralisation.

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2019 compared with the nine months ended March 2018, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2018 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Onshore US.
(2)

2019 financial year unit cost guidance: Petroleum <US$11/boe, Escondida <US$1.15/lb, WAIO <US$15/t, Queensland Coal US$68-72/t and NSWEC US$51/t; based on exchange rates of AUD/USD 0.75 and USD/CLP 663.

(3)	WGOM OBN 2018 Seismic Permit is OCS Permit T18-010.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 27 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2018 Annual Report and Form 20-F, unless stated otherwise. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

BHP Operational Review for the nine months ended 31 March 2019	7

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

North America	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

Follow us on social media

BHP Operational Review for the nine months ended 31 March 2019	8

Production summary

		Quarter ended					Year to date
	BHP interest	Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Petroleum (1)
Petroleum
Conventional
Crude oil, condensate and NGL (Mboe)		13,960	13,486	14,087	14,497	13,236	41,820	43,919
Natural gas (bcf)		82.9	90.7	112.3	93.9	92.9	299.1	286.3

Total (Mboe)		27,777	28,603	32,804	30,147	28,719	91,670	91,636

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	244.9	246.1	240.0	212.6	205.4	658.0	679.7
Antamina	33.8%	35.2	34.6	37.0	38.3	34.5	109.8	104.9

Total		280.1	280.7	277.0	250.9	239.9	767.8	784.6

Cathode (kt)
Escondida (3)	57.5%	69.4	70.1	55.4	71.9	62.4	189.7	217.4
Pampa Norte (4)	100%	66.8	70.6	43.4	61.8	67.2	172.4	193.2
Olympic Dam	100%	40.5	42.0	33.3	31.6	50.2	115.1	94.7

Total		176.7	182.7	132.1	165.3	179.8	477.2	505.3

Total copper (kt)		456.8	463.4	409.1	416.2	419.7	1,245.0	1,289.9

Lead
Payable metal in concentrate (t)
Antamina	33.8%	464	546	563	600	456	1,619	2,888

Total		464	546	563	600	456	1,619	2,888

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	25,562	35,983	30,558	24,237	20,848	75,643	83,817

Total		25,562	35,983	30,558	24,237	20,848	75,643	83,817

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	59,953	68,345	63,578	73,726	73,998	211,302	160,757
Olympic Dam (refined gold)	100%	28,989	33,497	23,471	17,856	28,609	69,936	58,059

Total		88,942	101,842	87,049	91,582	102,607	281,238	218,816

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	2,339	2,527	1,997	2,570	2,189	6,756	6,269
Antamina	33.8%	1,189	1,321	1,309	1,178	1,062	3,549	4,116
Olympic Dam (refined silver)	100%	248	278	213	212	230	655	514

Total		3,776	4,126	3,519	3,960	3,481	10,960	10,899

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	1,118	1,123	555	929	1,106	2,590	2,241

Total		1,118	1,123	555	929	1,106	2,590	2,241

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	420	261	464	417	82	963	1,401

Total		420	261	464	417	82	963	1,401

BHP Operational Review for the nine months ended 31 March 2019	9

Production summary

		Quarter ended					Year to date
	BHP interest	Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,412	18,500	16,378	17,578	15,608	49,564	48,571
Area C Joint Venture	85%	12,802	12,041	11,696	10,280	11,627	33,603	39,476
Yandi Joint Venture	85%	15,802	17,339	16,870	15,627	15,214	47,711	46,709
Jimblebar (6)	85%	4,669	15,092	16,333	14,320	13,658	44,311	15,535
Wheelarra	85%	8,006	614	114	30	10	154	24,544
Samarco	50%	—	—	—	—	—	—	—

Total		57,691	63,586	61,391	57,835	56,117	175,343	174,835

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,983	9,220	7,744	7,694	7,608	23,046	23,673
BHP Mitsui Coal (8)	80%	2,396	2,789	2,614	2,578	2,269	7,461	6,958

Total		10,379	12,009	10,358	10,272	9,877	30,507	30,631

Energy coal
Production (kt)
Australia	100%	3,662	6,261	3,982	4,311	4,552	12,845	12,280
Colombia	33.3%	2,444	2,762	2,658	2,356	2,199	7,213	7,855

Total		6,106	9,023	6,640	6,667	6,751	20,058	20,135

Other
Nickel
Saleable production (kt)
Nickel West (9)	100%	21.1	25.6	21.4	18.1	19.2	58.7	67.4

Total		21.1	25.6	21.4	18.1	19.2	58.7	67.4

Cobalt
Saleable production (t)
Nickel West	100%	240	277	249	154	194	597	783

Total		240	277	249	154	194	597	783

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Production restated to include other nickel by-products.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the nine months ended 31 March 2019	10

Production and sales report

		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Petroleum - Conventional (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,126	1,361	1,653	1,401	893	3,947	4,454
NGL	(Mboe)	1,170	1,428	1,840	1,447	849	4,136	4,704
Natural gas	(bcf)	20.5	29.9	35.1	25.2	21.0	81.3	96.0

Total petroleum products	(MMboe)	5.7	7.8	9.3	7.0	5.2	21.6	25.2

North West Shelf
Crude oil and condensate	(Mboe)	1,377	1,267	1,514	1,520	1,431	4,465	4,293
NGL	(Mboe)	210	186	242	206	193	641	637
Natural gas	(bcf)	35.8	34.2	36.6	37.5	36.6	110.7	108.2

Total petroleum products	(MMboe)	7.6	7.2	7.9	8.0	7.7	23.6	23.0

Pyrenees
Crude oil and condensate	(Mboe)	1,250	1,168	282	1,101	940	2,323	3,970

Total petroleum products	(MMboe)	1.3	1.2	0.3	1.1	0.9	2.3	4.0

Other Australia (2)
Crude oil and condensate	(Mboe)	8	7	7	8	6	21	25
Natural gas	(bcf)	13.4	13.9	13.8	13.9	13.0	40.7	42.8

Total petroleum products	(MMboe)	2.2	2.3	2.3	2.3	2.2	6.8	7.2

Atlantis (3)
Crude oil and condensate	(Mboe)	3,459	3,471	3,190	3,802	3,888	10,880	9,858
NGL	(Mboe)	248	217	215	268	275	758	661
Natural gas	(bcf)	1.8	1.5	1.5	1.9	2.0	5.4	5.2

Total petroleum products	(MMboe)	4.0	3.9	3.7	4.4	4.5	12.5	11.4

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,140	581	1,270	1,158	1,258	3,686	3,391
NGL	(Mboe)	55	27	61	54	58	173	171
Natural gas	(bcf)	0.2	0.1	0.2	0.2	0.2	0.6	0.5

Total petroleum products	(MMboe)	1.2	0.6	1.4	1.2	1.3	4.0	3.6

Shenzi (3)
Crude oil and condensate	(Mboe)	2,323	2,110	2,016	2,024	1,881	5,921	7,127
NGL	(Mboe)	140	151	122	121	112	355	465
Natural gas	(bcf)	0.4	0.4	0.4	0.4	0.4	1.2	1.3

Total petroleum products	(MMboe)	2.5	2.3	2.2	2.2	2.1	6.5	7.8

Trinidad/Tobago
Crude oil and condensate	(Mboe)	232	233	447	200	284	931	485
Natural gas	(bcf)	10.0	9.8	24.0	14.0	19.5	57.5	30.2

Total petroleum products	(MMboe)	1.9	1.9	4.4	2.5	3.5	10.5	5.5

Other Americas (3) (4)
Crude oil and condensate	(Mboe)	189	313	207	218	284	709	625
NGL	(Mboe)	3	22	3	4	18	25	11
Natural gas	(bcf)	—	0.3	—	0.1	0.2	0.3	0.2

Total petroleum products	(MMboe)	0.2	0.4	0.2	0.2	0.3	0.8	0.7

UK (5)
Crude oil and condensate	(Mboe)	43	38	36	36	—	72	105
NGL	(Mboe)	18	18	21	21	—	42	70
Natural gas	(bcf)	0.8	0.6	0.7	0.7	—	1.4	1.9

Total petroleum products	(MMboe)	0.2	0.2	0.2	0.2	—	0.3	0.5

Algeria
Crude oil and condensate	(Mboe)	969	888	961	908	866	2,735	2,867

Total petroleum products	(MMboe)	1.0	0.9	1.0	0.9	0.9	2.7	2.9

BHP Operational Review for the nine months ended 31 March 2019	11

Production and sales report

		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Petroleum - Total (1)
Conventional
Crude oil and condensate	(Mboe)	12,116	11,437	11,583	12,376	11,731	35,690	37,200
NGL	(Mboe)	1,844	2,049	2,504	2,121	1,505	6,130	6,719
Natural gas	(bcf)	82.9	90.7	112.3	93.9	92.9	299.1	286.3

Total	(Mboe)	27,777	28,603	32,804	30,147	28,719	91,670	91,636

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(5)	BHP completed the sale of its interest in the Bruce and Keith oil and gas fields on 30 November 2018. The sale has an effective date of 1 January 2018.

BHP Operational Review for the nine months ended 31 March 2019	12

Production and sales report

		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	103,385	106,788	107,260	105,580	103,936	316,776	309,623
Sulphide ore milled	(kt)	32,203	31,732	30,513	30,507	32,027	93,047	86,543
Average concentrator head grade	(%)	0.96%	0.96%	0.94%	0.87%	0.82%	0.88%	0.99%
Production ex mill	(kt)	252.6	253.6	241.9	219.9	216.9	678.7	702.5

Production
Payable copper	(kt)	244.9	246.1	240.0	212.6	205.4	658.0	679.7
Copper cathode (EW)	(kt)	69.4	70.1	55.4	71.9	62.4	189.7	217.4
- Oxide leach	(kt)	24.5	27.1	19.5	23.4	20.9	63.8	74.3
- Sulphide leach	(kt)	44.9	43.0	35.8	48.5	41.5	125.8	143.1

Total copper	(kt)	314.3	316.2	295.4	284.5	267.8	847.7	897.1

Payable gold concentrate	(troy oz)	59,953	68,345	63,578	73,726	73,998	211,302	160,757
Payable silver concentrate	(troy koz)	2,339	2,527	1,997	2,570	2,189	6,756	6,269

Sales
Payable copper	(kt)	228.3	260.3	216.5	229.2	212.0	657.7	660.1
Copper cathode (EW)	(kt)	61.7	80.9	53.2	72.3	56.6	182.1	207.4
Payable gold concentrate	(troy oz)	59,953	68,345	63,578	73,726	73,999	211,303	160,757
Payable silver concentrate	(troy koz)	2,339	2,527	1,997	2,570	2,189	6,756	6,269

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	17,766	17,918	18,488	19,875	15,561	53,924	59,338
Ore milled	(kt)	4,905	4,833	4,802	5,069	4,277	14,148	13,467
Average copper grade	(%)	0.58%	0.58%	0.53%	0.62%	0.63%	0.59%	0.60%

Production
Copper cathode (EW)	(kt)	13.6	19.0	14.2	19.4	18.2	51.8	44.3

Sales
Copper cathode (EW)	(kt)	13.7	20.9	13.8	19.0	15.5	48.3	43.7

Spence
Material mined	(kt)	21,463	23,103	23,007	21,661	18,632	63,300	66,873
Ore milled	(kt)	5,144	4,009	5,642	5,428	4,376	15,446	15,438
Average copper grade	(%)	1.03%	1.11%	1.21%	1.10%	1.03%	1.12%	1.14%

Production
Copper cathode (EW)	(kt)	53.2	51.6	29.2	42.4	49.0	120.6	148.9

Sales
Copper cathode (EW)	(kt)	49.8	57.1	29.7	39.1	46.1	114.9	145.0

BHP Operational Review for the nine months ended 31 March 2019	13

Production and sales report
		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	58,085	59,002	62,470	62,850	57,900	183,220	176,426
Sulphide ore milled (100%)	(kt)	12,166	12,973	13,197	12,912	11,466	37,575	38,086
Average head grades
- Copper	(%)	1.01%	0.91%	0.96%	1.02%	1.04%	1.01%	0.95%
- Zinc	(%)	1.01%	1.19%	1.10%	0.85%	0.87%	0.94%	0.98%

Production
Payable copper	(kt)	35.2	34.6	37.0	38.3	34.5	109.8	104.9
Payable zinc	(t)	25,562	35,983	30,558	24,237	20,848	75,643	83,817
Payable silver	(troy koz)	1,189	1,321	1,309	1,178	1,062	3,549	4,116
Payable lead	(t)	464	546	563	600	456	1,619	2,888
Payable molybdenum	(t)	420	261	464	417	82	963	1,401

Sales
Payable copper	(kt)	32.1	36.6	33.6	40.7	33.3	107.6	101.0
Payable zinc	(t)	26,456	33,088	31,822	26,072	20,595	78,489	82,020
Payable silver	(troy koz)	1,052	1,311	1,193	1,236	1,027	3,456	3,997
Payable lead	(t)	859	595	612	649	749	2,010	3,455
Payable molybdenum	(t)	500	388	208	535	256	999	1,361

Olympic Dam, Australia
Material mined (1)	(kt)	2,056	2,201	2,044	2,434	2,191	6,669	5,298
Ore milled	(kt)	2,188	2,171	1,242	2,157	2,371	5,770	5,044
Average copper grade	(%)	2.36%	2.12%	2.05%	2.10%	2.22%	2.14%	2.23%
Average uranium grade	(kg/t)	0.71	0.69	0.62	0.62	0.65	0.63	0.62

Production
Copper cathode (ER and EW)	(kt)	40.5	42.0	33.3	31.6	50.2	115.1	94.7
Payable uranium	(t)	1,118	1,123	555	929	1,106	2,590	2,241
Refined gold	(troy oz)	28,989	33,497	23,471	17,856	28,609	69,936	58,059
Refined silver	(troy koz)	248	278	213	212	230	655	514

Sales
Copper cathode (ER and EW)	(kt)	36.8	46.0	33.9	26.6	47.4	107.9	92.7
Payable uranium	(t)	509	1,230	765	828	375	1,968	1,527
Refined gold	(troy oz)	20,715	35,714	21,145	17,812	27,574	66,531	61,149
Refined silver	(troy koz)	202	307	216	177	241	634	539

(1)	Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the nine months ended 31 March 2019	14

Production and sales report

		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	16,412	18,500	16,378	17,578	15,608	49,564	48,571
Area C Joint Venture	(kt)	12,802	12,041	11,696	10,280	11,627	33,603	39,476
Yandi Joint Venture	(kt)	15,802	17,339	16,870	15,627	15,214	47,711	46,709
Jimblebar (1)	(kt)	4,669	15,092	16,333	14,320	13,658	44,311	15,535
Wheelarra	(kt)	8,006	614	114	30	10	154	24,544

Total production	(kt)	57,691	63,586	61,391	57,835	56,117	175,343	174,835

Total production (100%)	(kt)	67,048	72,145	69,342	65,515	63,609	198,466	202,946

Sales
Lump	(kt)	13,993	15,173	15,014	14,020	13,603	42,637	43,034
Fines	(kt)	44,332	47,730	46,527	44,059	41,981	132,567	130,834

Total	(kt)	58,325	62,903	61,541	58,079	55,584	175,204	173,868

Total sales (100%)	(kt)	67,799	71,385	69,421	65,758	62,853	198,032	201,854

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	—
Sales	(kt)	25	—	—	10	—	10	39

(1)	Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the nine months ended 31 March 2019	15

Production and sales report

		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,384	1,849	1,704	1,680	1,484	4,868	4,839
Goonyella	(kt)	2,314	2,639	1,989	1,813	2,141	5,943	5,322
Peak Downs	(kt)	1,723	1,658	1,131	1,685	1,468	4,284	4,692
Saraji	(kt)	1,240	1,201	1,111	1,288	1,250	3,649	3,852
Daunia	(kt)	547	629	620	419	470	1,509	1,927
Caval Ridge	(kt)	775	1,244	1,189	809	795	2,793	3,041

Total BMA	(kt)	7,983	9,220	7,744	7,694	7,608	23,046	23,673

Total BMA (100%)	(kt)	15,966	18,440	15,488	15,388	15,216	46,092	47,346

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,490	1,615	1,505	1,636	1,429	4,570	4,414
Poitrel	(kt)	906	1,174	1,109	942	840	2,891	2,544

Total BHP Mitsui Coal	(kt)	2,396	2,789	2,614	2,578	2,269	7,461	6,958

Total Queensland Coal	(kt)	10,379	12,009	10,358	10,272	9,877	30,507	30,631

Total Queensland Coal (100%)	(kt)	18,362	21,229	18,102	17,966	17,485	53,553	54,304

Sales
Coking coal	(kt)	7,177	8,489	7,356	7,514	7,221	22,091	21,452
Weak coking coal	(kt)	2,598	2,866	2,813	3,058	3,282	9,153	8,564
Thermal coal	(kt)	168	85	141	157	379	677	443

Total	(kt)	9,943	11,440	10,310	10,729	10,882	31,921	30,459

Total (100%)	(kt)	17,658	20,162	18,102	18,818	19,176	56,096	53,921

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.
NSW Energy Coal, Australia
Production	(kt)	3,662	6,261	3,982	4,311	4,552	12,845	12,280

Sales
Export thermal coal	(kt)	3,181	5,795	3,549	4,809	3,529	11,887	10,851
Inland thermal coal	(kt)	400	160	332	393	302	1,027	1,216

Total	(kt)	3,581	5,955	3,881	5,202	3,831	12,914	12,067

Cerrejón, Colombia
Production	(kt)	2,444	2,762	2,658	2,356	2,199	7,213	7,855

Sales thermal coal - export	(kt)	2,480	2,763	2,589	2,297	2,200	7,086	7,617

BHP Operational Review for the nine months ended 31 March 2019	16

Production and sales report
		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	44.9	55.6	50.2	44.9	52.5	147.6	149.1
Average nickel grade	(%)	21.3	18.8	18.9	19.8	19.2	57.9	62.1

Leinster
Nickel concentrate	(kt)	54.7	78.4	78.8	65.3	51.8	195.9	221.0
Average nickel grade	(%)	9.3	9.8	8.4	8.4	9.3	26.1	27.4

Saleable production
Refined nickel (1) (2)	(kt)	19.2	18.5	19.8	16.3	17.6	53.7	52.9
Intermediates and nickel by-products (1) (3)	(kt)	1.9	7.1	1.6	1.8	1.6	5.0	14.5

Total nickel (1)	(kt)	21.1	25.6	21.4	18.1	19.2	58.7	67.4

Cobalt by-products	(t)	240	277	249	154	194	597	783

Sales							—	—
Refined nickel (1) (2)	(kt)	19.5	17.5	19.3	17.3	17.9	54.5	53.5
Intermediates and nickel by-products (1) (3)	(kt)	2.5	6.3	2.2	2.1	0.1	4.4	14.3

Total nickel (1)	(kt)	21.9	23.8	21.5	19.4	18.0	58.9	67.8

Cobalt by-products	(t)	240	277	249	154	194	597	783

(1)	Production and sales restated to include other nickel by-products.
(2)	High quality refined nickel metal, including briquettes and powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the nine months ended 31 March 2019	17

Production and sales report
		Quarter ended					Year to date
		Mar 2018	Jun 2018	Sep 2018	Dec 2018	Mar 2019	Mar 2019	Mar 2018
Onshore US - Discontinued operations (1)(2)

Eagle Ford (3)
Crude oil and condensate	(Mboe)	2,838	3,826	3,256	1,035	—	4,291	10,015
NGL	(Mboe)	1,555	1,767	1,919	614	—	2,533	5,511
Natural gas	(bcf)	12.6	13.9	13.8	4.3	—	18.1	40.8

Total petroleum products	(MMboe)	6.5	7.9	7.5	2.4	—	9.8	22.3

Permian (3)
Crude oil and condensate	(Mboe)	1,398	1,903	1,478	631	—	2,109	3,719
NGL	(Mboe)	465	770	687	284	—	971	1,512
Natural gas	(bcf)	4.1	6.4	4.8	1.9	—	6.7	12.2

Total petroleum products	(MMboe)	2.5	3.7	3.0	1.2	—	4.2	7.3

Haynesville (3)
Crude oil and condensate	(Mboe)	—	—	11	—	—	11	1
NGL	(Mboe)	—	—	—	—	—	—	—
Natural gas	(bcf)	28.7	33.1	39.0	13.9	—	52.9	72.2

Total petroleum products	(MMboe)	4.8	5.5	6.5	2.3	—	8.8	12.0

Fayetteville (4)
Natural gas	(bcf)	18.7	19.1	18.6	—	—	18.6	60.8

Total petroleum products	(MMboe)	3.1	3.2	3.1	—	—	3.1	10.1

Onshore US
Crude oil and condensate	(Mboe)	4,236	5,729	4,745	1,666	—	6,411	13,735
NGL	(Mboe)	2,020	2,537	2,606	898	—	3,504	7,023
Natural gas	(bcf)	64.1	72.5	76.2	20.1	—	96.3	186.0

Total	(Mboe)	16,939	20,349	20,051	5,914	—	25,965	51,758

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Volumes are net of mineral holder royalties.
(3)	BHP completed the sale of its interests in the Eagle Ford, Haynesville and Permian assets on 31 October 2018.
(4)	BHP completed the sale of its Fayetteville assets on 28 September 2018.

BHP Operational Review for the nine months ended 31 March 2019	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: April 17, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary